

X-Cal Resources Ltd.

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News Release



Mill Creek Report Available On X-Cal Website and Sedar

X-Cal Resources Ltd. has received a new updated technical report for its 100% owned Mill Creek Gold Property, which is located on the Battle Mountain Trend in the Cortez Area, Lander County, Nevada. The NI 43-101 compliant report has been posted to SEDAR and to the Company website at www.x-cal.com. Investors are encouraged to read the complete report for a comprehensive view of the early stage gold project.

The conclusion portion of the report states:

> "The main objective of this technical report is to assess the potential for the Mill Creek property to host *Carlin-Style* sediment hosted gold and silver mineralization similar to in the nearby Cortez-Pipeline-Cortez Hills deposits area. The Mill Creek Property is considered to have good potential to host a *Carlin-Style* gold-silver deposit because:
>
> • the Property is situated directly along the northwest trending Battle Mountain-Cortez-Eureka Trend, which hosts several nearby large, economic *Carlin-Style* sediment hosted gold-silver mines;
> • Geophysical data show a large magnetic high within the Property, interpreted to indicate the presence of a large dioritic intrusive complex that is bounded by two or major sets of faults that carry gold mineralization;
> • the Property exhibits dioritic dikes, pyrrhotite skarn, and alteration and gold mineralization in Lower Plate Wenban and Hanson Creek limerocks;
> • the Property exhibits strong alteration and mineralization of surface outcrops of Upper Plate Valmy Formation rocks, with limonite, silica, and barite at the surface, and pyritic sulfides in sheared, silicified and locally carbon-flooded rocks at depth in exploration holes drilled to date;
> • the Property exhibits moderately anomalous surface geochemical

anomalies of gold, arsenic, and antimony in soils and rocks, in a high-grade gold intercept found in drillhole BMC-93-1A, which encountered 3 meters that assayed .52 opt Au /17.45 gpt Au (true width not known) and in lower grade gold and silver intercepts found in the X-Cal drill holes.

The foregoing analysis leads to a number of conclusions:

- The Mill Creek property falls at a major structural nexus;
- The structures controlled emplacement of intrusions;
- Gravity data and drillholes suggest possible skarn development;
- Gold mineralization was emplaced along these structures; and
- The western structural "NNW Corridor" carries local high-grade gold mineralization in BHP drillhole BMC-93-1A, and requires continued testing by exploration drilling.

A *Carlin-style* Cortez Hills type carbonate-hosted replacement-type gold deposit is interpreted by the writer to be the most likely possibility for discovery of an economic gold deposit on the Mill Creek Property. Marble is well developed in the lower plate rocks at Mill Creek due to the proximal intrusive bodies, and pyrrhotite skarn locally is present. As at Cortez Hills, the marble is impermeable, thus channeling hydrothermal fluids into structural traps in favorable lithologies, or possibly ponding fluids against any marble/skarn front. Drillhole BHP-93-1A might have been deepened 150 metres more, to test for such an environment. It is interpreted that the geologic setting at Mill Creek is favorable as a host for sediment hosted gold deposits. Less than half of the known target areas were tested during X-Cal's initial exploration program. In the writer's opinion, very favorable parts of the Property remain to be tested during Phase 2 work. The gravity, airborne magnetic and structural data indicate favorable target areas."

RECOMMENDATIONS

Thirty thousand (30,000 ft.) feet of drilling is recommended for Phase 11 Exploration of The Mill Creek Gold Property.

"The writer and James Wright, M.Sc, both recommend that X-Cal should further test by drilling the prospective NNW Corridor on the west side of the Mill Creek Property. James Wright, M.Sc, also recommends that further geophysics be conducted prior to such drilling, namely that the five NE-SW trending lines of audio magnetotelluric data ("MT") be

surveyed and collected first. The locations of these proposed MT lines are shown on Figure 29.

Figures 29-31 show the Mill Creek aeromagnetic data, complete bouguer gravity anomaly data, gold geochem distribution in soil samples, and the structural interpretations of the writer and of other workers on the Property.

A large area is present that is believed to have good potential for the occurrences of gold within the NNW Corridor area. Due to the large size of this target area, a sizeable number of drillholes would be required to evaluate it. Figures 29-31 show a program of ten drillholes that are recommended by James Wright, M.Sc, and by the author for completion in a Phase 2 drilling program by X-Cal. Additional fill-in holes would be required later, if any of the first ten holes intersect gold mineralization of possible economic interest.

In addition, five other holes should be drilled at Mill Creek (total of 15). The order of prioritization recommended is outlined in the report.

The writer concludes that exploration work conducted on the Mill Creek Property has formed a good geologic and geochemical database framework, from which X-Cal Resources may directly proceed with additional drilling and exploration to define possible new gold zones on the Property."

The report notes that all of the early stage drill holes in the 2004 X-Cal drill program encountered gold values (see attached Table) and that Carlin type geochemistry, geology and favourable structural setting all exist at the X-Cal Mill Creek Gold Property. The future exploration will continue to test for a Cortez Hills/Meikle/Deep Star type of gold deposit.

The technical report was written by Richard R. Redfern, M.Sc, C.P.G., who is a Qualified Person as defined by NI 43-101. Mr. Redfern has also reviewed the contents of this release.

X-Cal Resources Ltd. is encouraged by the results of the 2004 work program and is reviewing the recommendation for continued exploration at Mill Creek to determine the 2005 exploration budget.

The company also holds 50% interest in the 30 square mile Sleeper Gold Project, located in Humboldt County, Nevada which is being actively explored by The Sleeper Joint Venture. See press release dated Feb. 02/05.

Caution Concerning Forward-Looking Statements

This news release and related images contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at Mill Creek and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Mill Creek Gold Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at Mill Creek.

Forward-looking statements contained in this release are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Shawn Kennedy
President

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*

SUMMARY OF X-CAL 2004 DRILLING RESULTS-
MILL CREEK PROPERTY

Drillhole	Company	Angle	Azimuth	Depth (feet)	Interval (feet)	Length (feet)	Au (g/t)	Ag (g/t)
XMC-1C	X-CAL	-90	-	854.5	252-285	33	0.059	2.19
XMC-2C	X-CAL	-90	-	1,412	500-525	25	0.064	6.80
					640-665	25	0.148	2.67
XMC-3	X-CAL	-90	-	700	120-140	20	0.034	0.78
XMC-4	X-CAL	-60	240	230	80-110	30	0.053	1.83
XMC-5	X-CAL	-90	-	1,140	210-230	20	0.036	0.68
XMC-6	X-CAL	-60	240	1,200	410-420	20	0.022	1.55
XMC-7	X-CAL	-90	-	1,000	40-90	50	0.286	0.53
					130-170	40	0.093	1.72
XMC-7C	X-CAL	-90	-	1,612	130-180	50	0.078	1.68
					455-490	35	0.143	1.46
XMC-8C	X-CAL	-90	-	1,093	35-65	30	0.131	0.46
					130-180	50	0.182	3.82
					300-315	NO CORE RECOVERY		
					315-335	20	0.101	0.60
					605-615	10	0.079	0.26
XMC-9C	X-CAL	-90	-	1,482.5	160-190	30	0.217	0.90
					355-395	40	0.114	0.14
					455-470	15	0.406	0.56
					522.5-523.5	1	1.045	0.48
					530-531	1	0.582	0.23
					705-720*	15	0.242	0.54
					735-740*	10	0.447	5.28
					750-805	55	0.050	1.15
					880-885	5	0.124	1.74
XMC-10C	X-CAL	-60	090	1,700	60-65	5	0.134	0.30
					105-125	20	0.096	0.51
					140-145	5	0.211	0.45
					490-510	20	0.209	0.39
					550-590	40	0.174	0.29
					630-640	10	0.254	0.52
					715-720	5	0.145	0.73
					770-795	25	0.078	0.34
					835-850	15	0.086	2.25
					1010-1030	20	0.080	4.43
					1290-1315	25	0.049	0.75

C = Wireline Core Drillhole
n/d = no data
n/s = not significant
*: 10 feet of lost core between these two intervals

Note: True intersection widths are not known